Registration Statement No. 333-168971
Filed Pursuant to Rule 424(b)(3)

APPLE REIT TEN, INC.

STICKER SUPPLEMENT TO
SUPPLEMENT NO. 8 DATED DECEMBER 20, 2012

Supplements Nos. 6, 7, and 8 to be used with
PROSPECTUS DATED MAY 2, 2012

Summary of Supplements to Prospectus
(See Supplement for Additional Information)

Supplement No. 6 (cumulative, replacing all prior supplements) dated October 19, 2012 reports on (a) the status of our best-efforts offering of Units; (b) our recent purchase of 3 hotels containing a total of 378 guest rooms for an aggregate gross purchase price of approximately $37.5 million; (c) our execution of certain purchase contracts that relate to 5 hotels containing a total of 585 guest rooms and that provide for an aggregate gross purchase price of approximately $77.3 million; (d) the termination of one purchase contract; (e) an update regarding our legal proceedings; (f) financial and operating information for all of our recently purchased hotels; and (g) our recent financial information and certain additional information about us.

Supplement No. 7 dated November 21, 2012 reports on (a) the status of our best-efforts offering of Units and (b) our recent financial information and certain additional information about us.

Supplement No. 8 dated December 20, 2012 reports on (a) the status of our best-efforts offering of Units and (b) our execution of a membership interest purchase agreement with Apple REIT Six, Inc. for the potential acquisition of a membership interest in Apple Air Holding, LLC for approximately $1.45 million.

As of January 27, 2011, we completed our minimum offering of 9,523,810 Units at $10.50 per Unit and raised gross proceeds of $100 million and proceeds net of selling commissions and marketing expenses of $90 million. Each Unit consists of one common share and one Series A Preferred Share. We are continuing the offering at $11 per Unit in accordance with the prospectus.

As of November 30, 2012, we had closed on the sale of 55,968,252 additional Units at $11 per Unit and from such sale we raised gross proceeds of approximately $615.7 million and proceeds net of selling commissions and marketing expenses of approximately $554.1 million. Sales of all Units at $10.50 per Unit and $11.00 per Unit, when combined, represent gross proceeds of approximately $715.7 million and proceeds net of selling commissions and marketing expenses of approximately $644.1 million.

In connection with our hotel purchases to date, we paid a total of approximately $10.4 million, representing 2% of the aggregate gross purchase price, as a commission to Apple Suites Realty Group, Inc. This entity is owned by Glade M. Knight, who is our Chairman and Chief Executive Officer.